03007212

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SEC MAIL PROCESSING RECEIVED MAR 05 2003 WASH, D.C. 165 SECTION

February 20, 2003

Re : SK Corporation - Information to be furnished Pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

SUPPL

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dlw 3/7

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

SEC MAIL PROCESSING
RECEIVED
MAR 05 2003
WASH. D.C. 165 SECTION

Feb. 20, 2003

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from Nov 1 to Dec 31, 2002

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
None	

File No.
82-3901

Reports to KSE

Business and Management Plan (Fair Disclosure)	Nov 1, 2002
Other Matters to be Disclosed	Nov 5, 2002
Financial Results (Fair Disclosure)	Nov 8, 2002
Equity Investment in Major Shareholders etc.	Nov 8, 2002
Business and Management Plan (Fair Disclosure)	Nov 19, 2002
Business and Management Plan (Fair Disclosure)	Nov 22, 2002
Financial Results Forecast (Fair Disclosure)	Nov 22, 2002
Overseas Direct Investment	Nov 29, 2002
Financial Results (Fair Disclosure)	Dec 3, 2002
Response to Inquiry on Market Rumor or Media Report	Dec 4, 2002
Business and Management Plan (Fair Disclosure)	Dec 11, 2002
Response to Inquiry on Market Rumor or Media Report (Denial)	Dec 16, 2002
Other Matters to be Disclosed	Dec 17, 2002
Financial Results (Fair Disclosure)	Dec 24, 2002

General Press Releases

News compilation of which the abstracts are translated into English	Nov 1 ~ Dec 31, 2002

File No.
82-3901

Reports to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

None

File No.
82-3901

Reports to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Business and Management Plan (Fair Disclosure) (Nov 1, 2002)

1. Type and purpose of the plan
   ; Mid-term strategy

2. Project schedule; Target achieved by 2005

3. Details
   1) Vision:
      - Achieving EVA positive is SK Corp's mid-term goal.
      - The company's mid-term vision is maximizing shareholder's value by debt reduction and EVA improvement with more stable cash generation from an integrated energy portfolio and selective globalization into other countries such as China.
   2) Strategy:
      - The specific strategies are as follows.
        ① Operational Improvement Programs: TOP, SK-Siv
        ② Strengthening Competitive Businesses: Lube, E&P, Asphalt etc.
        ③ Asset Portfolio Optimization: SKT sell-off, Network optimization
        ④ New Businesses Opportunity and Implementation
          : Energy (Power and LNG), Marketing (OK Cashbag, Entrac)

4. Difficulty Factors: N/A

5. Decision date (date of board resolution): N/A

6. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Overseas investors
   - Time/Place and name of event: Oct 28 ~ Nov 1, 2002
     'KSE Joint IR'

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【02】

Other Matters to be Disclosed
(Nov 5, 2002)

The company's board of directors decided to dispose of 6,239,723 common shares of SK Telecom in the form of ADRs and EBs on Jul 25, 2002 and legally finished disposal on Aug 1, 2002. It also disclosed 'Disposal of equity in other company' and 'Guarantee of debt payment for the third party' regarding the guarantee on EBs Momenta cayman issued.

The company inquired the Financial Supervisory Service of the accounting treatment for the 5,117,500 shares with which Momenta Cayman has issued EBs for the purpose of ensuring exact presentation of the transaction in the company's financial statements.

The Financial Supervisory Service's reply was that the transaction can not be accounted for as a sales transaction until voting and dividend rights are fully transferred to EB investors.

Therefore, the transaction will be temporarily accounted for as a borrowing transaction until conditions for sales are met in terms of accounting.

Although the transaction has been legally finished, the company will try to have those conditions met in the near future and make an immediate public notice.

※Date of relevant disclosure: Jul 26, 2002

【03】

Financial Results (Fair Disclosure)
(Nov 8, 2002)

1. Type of information: 2002 3Q Financial Results

2. Details
   1) Period: 3rd Quarter, 2002
   2) Results:

(100 mil KRW)

	2001 3Q	2002 3Q	Changes
Sales	31,942	32,019	0.2%
Operating Profit	241	217	-9.9%
Recurring Profit	31	1,547	4890.3%

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site at 16:00 8th, Nov.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: None

【04】

Equity Investment in Major Shareholders etc. (Nov 8, 2002)

1. Name of investment recipient (major shareholder): SK Power
- Relationship with company: Affiliated company

2. Details of investment
- Date of investment: Nov 12, 2002
- Object of investment: 7,208,000 shares of common stock
- Investment amount (KRW): 36,040,000,000
- Total investment amount in investment recipient (KRW): 81,320,005,000

3. Purpose of investment: participation in SK Power's paid-in capital increase

4. Decision date (date of board resolution): Nov 8, 2002
- Outside director: Present (5), Absent (-)
- Auditor: Present

5. Applicability of Fair Trade Act: Yes

6. Others: None

[05]

Business and Management Plan (Fair Disclosure) (Nov 19, 2002)

1. Type and purpose of the plan
   ; Johnson & Johnson Pharmaceutical Research & Development, a member of Johnson & Johnson family companies has advanced SK compound YKP581 into its Drug Evaluation process

2. Project schedule; N/A

3. Details
   ; In July 1999, Ortho-Mcneil licensed SK's anti-convulsant compound YKP509. Also in November 2000 anti-depressant compounds YKP10A was licensed to Janssen. Both Ortho-Mcneil and Janssen are members of Johnson & Johnson family companies.

   In September 2002, anti-convulsant compound YKP 581 has been selected as a clinical candidate by Johnson & Johnson Pharmaceutical Research & Development.

4. Difficulty Factors: N/A

5. Decision date (date of board resolution): N/A

6. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The press
   - Time/Place and name of event: Nov 19, 2002 / Press release

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【06】

Business and Management Plan (Fair Disclosure) (Nov 22, 2002)

1. Type and purpose of the plan
   ; Vision and strategy of SK Corporation

2. Project schedule; Target achieved by 2005

3. Details
   1) Vision
      - To maximize shareholder value by debt reduction and EVA improvement.
   2) Strategy:
      ① Operational Improvement Programs:
      Marketing restructuring, Logistics optimization, TOP, PSM
      ② Strengthening Competitive Businesses:
      Lube, E&P, Solvent, Polymer, Asphalt etc.
      ③ Asset Portfolio Optimization:
      SKT sell-off, Network optimization, EVA focusing management
      ④ New Businesses Opportunity and Implementation
      Energy (Power and LNG), Marketing (OK Cashbag, Entrac),
      Expansion to China market

4. Difficulty Factors: N/A

5. Decision date (date of board resolution): N/A

6. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Domestic institutional investors etc.
   - Time/Place and name of event: Nov 22, 2002
     'Samsung securities investment forum'

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【07】

Financial Results Forecast (Fair Disclosure) (Nov 22, 2002)

1. Type of information: Petroleum and petrochemical industry outlook

2. Details
   1) Period: October and November 2002
   2) Details of forecast
   - Petroleum business: Domestic prices of petroleum products during the month of November rose to LDC+40-50 won level compared to LDC+20 won level in the month of October. Accordingly divisional performance in petroleum business is expected to improve in the 4th quarter.
   - Petrochemical business: Divisional performance in petrochemical business in the 4th quarter is expected to be similar to that of the 3rd quarter's.

3. Ground for forecast: N/A

4. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Domestic institutional investors etc.
   - Time/Place and name of event: Nov 22, 2002
     'Samsung securities investment forum'

5. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

6. Others: Some of the information and data described above are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

【08】

Overseas Direct Investment
(Nov 29, 2002)

1. Details of overseas company invested
   - Name of company: Hong Kong Petrochemical Limited
   - Nationality of company: Hong Kong
   - Name of representative: Byung Jin Han
   - Relationship with the company: Overseas subsidiary
   - Paid-in capital: 1,050,108,622 HKD
   - Total number of outstanding shares: 1,050,108,622
   - Business area: Production an marketing of petrochemical products
   - Location of head office: Hong Kong

2. Size of existing investment (KRW): 89,995,586,519

3. Size of new investment (KRW): -89,995,586,519

4. Method of funding: N/A

5. Reason /Purpose of disposal:
   Severe competition in China market and lowered profitability caused by limited growth rate

6. Investment date: Dec 27, 2002

7. Changes in total overseas direct investment size: -73,160,073,338

   - Paid-in capital at the end of the previous fiscal year (KRW): 644,755,840,000
   - Ratio to paid-in capital (%): -11.35
   - Shareholding ratio after investment (%): 0
   a) Capital contribution (KRW): -83,728,645,439
   b) Guarantee for debt payment (KRW): 0
   c) Loan to overseas subsidiary (KRW): 10,568,572,101

8. Decision date (date of board resolution): Nov 28, 2002
   - Outside director: Present (5), Absent (-)
   - Auditor: Present

9. Total assets at the end of the previous fiscal year (KRW): 14,241,504,697,000

10.Others:

This statement is to inform our investors that the company disposes of its entire shares in Hong Kong Petrochemical Limited.

【Details of changes in overseas direct investment】

Name	Capital Contribution	Guarantee	Loan	Total	Nationality
SK Do Brazil	2,202,667,080	-	-	2,202,667,080	Brazil
SK Australia	-	-	10,568,572,101	10,568,572,101	Australia
SK Bio-Pharmaceutical	526,950,000	-	-	526,950,000	China
SK Energy & Chemical	1,586,260,000	-	-	1,586,260,000	U.S.
SK International Trading	447,564,000	-	-	447,564,000	U.S.
Guandong SK Advanced Polymer	1,503,500,000	-	-	1,503,500,000	China
Hong Kong Petrochemical	-89,995,586,519	-	-	-89,995,586,519	Hong Kong
Total	-83,728,645,439	-	10,568,572,101	-73,160,073,338	-

【09】

Financial Results (Fair Disclosure)
(Dec 3, 2002)

1. Type of information: SK Corp Sales (October 2002)

2. Details
   1) Period: October 2002
   2) Results:

(Bil KRW)

Petroleum	882
Petrochemical	218
Lubricant	33

※Refer to the attached for more detailed information

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 3, Dec.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: None

【10】

Response to Inquiry on Market Rumor or Media Report (Dec 4, 2002)

Disclosure upon request for information on 'SK Corporation's acquisition of KEPCO subsidiary, Namdong Power'

The company is one of those who submitted LOI for Namdong Power privatization, and received 'Request for Proposal' from KEPCO on 18th of November.

The company is considering whether to participate in the bidding. We will disclose our decision including details of plan, as soon as the decision is made.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 11:17 on 4 Dec, 2002.

【11】

Business and Management Plan (Fair Disclosure) (Dec 11, 2002)

1. Type and purpose of the plan; Bio-pharm division business plan

2. Project schedule; Over next 3-4 years

3. Details
   1) The company's Bio-pharm division has a plan to strengthen its drug discovery capability by maximizing synergy among its R&D centers located in Korea, China and US.
   2) The division's mid-term targets are to develop CNS pharmaceutical intermediates and to launch new drugs on base of Chinese style medicine.
   3) 1 trillion won investment plan by 2005 released in the course of news coverage activity was first announced for the purpose of public affairs in the stage of early business evaluation.
      Even though the company decided to add the pharmaceutical business to its growth portfolio and will continuously go over the business, we hereby notice that the company has no further investment plan except for the R&D center in Shanghi, China and for R&D activities on CNS pharmaceutical intermediates.

4. Difficulty Factors: N/A

5. Decision date (date of board resolution): N/A

6. Selective Disclosure
   - Information provider: SK Corp. PR Team
   - Information recipient: The Press
   - Time/Place and name of event:
     PR team provided information on 12 Dec 2002 that was produced not for investors but for the purpose of public affairs.

7. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

8. Others: None

【12】

Response to Inquiry on Market Rumor or Media Report (Denial) (Dec 16, 2002)

Disclosure upon request for information on 'SK Corporation's acquisition of Planus Entertainment'

We hereby acknowledge that the rumors on SK Corporation's acquisition of Planus Entertainment is not true.

(Disclosure officer) Senior Vice President Jeong Joon Yu

※ This statement is a response to the KSE's request for information made at 10:13 on 16 Dec, 2002.

【13】

Other Matters to be Disclosed (Dec 17, 2002)

The company inquired the Financial Supervisory Service of the accounting treatment for 5,117,500 SK Telecom shares with which Momenta Cayman has issued EBs and the reply was that the transaction can not be accounted for as a sales transaction until voting and dividend rights are fully transferred to EB investors. Accordingly, the company made a public notice that the transaction would be temporarily accounted for as a borrowing transaction until conditions for sales are met in terms of accounting and the company would try to have those conditions met in the near future and make an immediate public notice.

We hereby notice that the transaction now can be accounted for as a sales transaction as dividend rights are transferred to EB investors on 16 Dec 2002 by contract modification.

※Date of relevant disclosure: Nov 5, 2002

【14】

Financial Results (Fair Disclosure)
(Dec 24, 2002)

1. Type of information: SK Corp Sales (November 2002)

2. Details
   1) Period: November 2002
   2) Results:

(Bil KRW)

	Oct.	Nov.	Changes
Petroleum	882	864	-2%
Petrochemical	218	241	+10%
Lubricant	33	34	+3%

※Refer to the attached for more detailed information

3. Selective Disclosure
   - Information provider: SK Corp. IR Team
   - Information recipient: Analysts and investors
   - Time/Place and name of event: Information to be uploaded on the company web site on 24, Dec.

4. Point of Contact:
   - Disclosure officer: Senior Vice President Jeong Joon Yu
   - Person in charge: Joon Hee Lee
   - Department: IR Team

5. Others: None

File No.
82-3901

3. Press Releases

【01】

<u>SK employees offer business cards with coupons</u>
<u>(Nov 2, 2002)</u>

The employees of the SK Cashbag Coupon Business Team will prove to be a popular group as they are currently passing out business cards with coupons attached.

The company said yesterday that in its newest promotional campaign for its Cashbag point system, the 16 workers in the team in charge of the business are offering name cards that have detachable coupons for 50 OK Cashbag points.

One OK Cashbag point is equivalent to 1 won in cash and consumers can use the coupon to purchase SK services and products.

The business is built on a win-win theory, where the coupon manufacturer prints the special name cards for a small extra fee and then shoulders the cost when the coupons are cashed in.

"While the card manufacturers have to foot the additional costs under the coupon system, the program also guarantees larger volume of business card orders to bring them profits," Lee Jae-gyu of the Cashbag business team explained.

The company said it is considering expanding use of the value-added business cards should the campaign prove successful.

The Cashbag coupon can be used for receiving discounts on designated products at specific stores. The discount program is currently carried out in cooperation with 10 credit card and 100 online services.

If the consumers collect over 50,000 points, they can exchange it for cash, while 5,000 points can be used like currency to make independent purchases.

"We started the Cashbag coupon service last year and its popularity is growing extremely fast, particularly among housewives in their 20s and 30s, with about 200,000 coupons used per day on average," SK said.

【02】

SK chairman to speak to Asia Business Council
(Nov 8, 2002)

SK Corp. Chairman Chey Tae-won delivered a keynote speech at the annual conference of the Asia Business Council under way in Hong Kong Thursday through Saturday, SK Group said yesterday.

At the Hong Kong meeting held under the theme of "roads to the future," Chey also exchanged views on Asia's economic growth and development with top global CEOs, such as John Chambers of Cisco, Philip Condit of Boeing, Steven Forbes of Forbes and Nobuyuki Idei of Sony. He also gave a lecture during a panel meeting on education, innovation and entrepreneurship.

【03】

4 chaebol weigh bids for KEPCO power unit up for privatization (Nov 8, 2002)

Four domestic business groups, SK, LG, Posco and Hanwha, are reportedly planning to bid for Korea South-East Power Co., the first of five power generation subsidiaries of the state-run Korea Electric Power Corp. to be privatized.

The Ministry of Commerce, Industry and Energy said yesterday the conglomerates plan to submit letters of intent to KEPCO by Friday's deadline to purchase a controlling stake in Korea South-East Power. KEPCO spun off the five units in April 2001 as part of a privatization plan for the nation's electric power industry.

The SK business group said its oil refining subsidiary, SK Corp., would submit a letter of intent. "We have prepared for acquiring the power generation operations of Korea Electric Power since the state-run firm decided on the privatization plan," a SK spokesman said.

The LG business group also said its oil refining unit, LG-Caltex Oil Corp,. would join the bidding.

Posco said it wants to purchase South-East in order to diversify its operations away from steel-making. The company said it has a war chest of more than 1 trillion won ($810 million) in cash, thanks mostly to rising sales prices of hot-rolled steel coils. "After submitting a letter of intent, we will conduct a thorough due diligence inspection of the power generation firm to decide whether to participate in the final bidding."

The Hanwha Group said Korea Independent Energy Corp., Hanwha's joint venture with a U.S. energy firm, El Paso Corp., will also submit a letter of intent.

Some foreign energy companies, such as Mirant Corp., Tractebel Corp. and Singapore Power International, are also considering a bid for South-East, the Commerce Ministry said, adding that there is some uncertainty about whether the interest will result in bids. An official there said the Enron scandal in the United States has caused a deterioration of the fortunes of energy firms around the world.

"A domestic conglomerate is likely to buy South-East," an official at the Commerce Ministry said. "Foreign firms are now passive. Even if a foreign company bids for South-East, it would do so in a consortium with a domestic firm rather than alone."

Korea Electric Power will screen firms that submit letters of intent, open its books to due-diligence studies and designate a priority negotiating partner early next year, the company said. KEPCO plans to offer a stake of between 34 and 51 percent to the winning bidder.

【04】

SK Group sets up $400,000 biotech fund in Shanghai
(Nov 29, 2002)

The SK Group in cooperation with Shanghai's municipal government recently launched a $400,000 biotech investment fund, the group said yesterday.
SK, which earlier stated that biosciences was one of three future enterprises slotted for future investment and development in China, donated $200,000 to the fund, which was matched dollar-for-dollar by the City of Shanghai, to create a $400,000 biotech investment fund.
The "Shanghai biotech fund" will then increase by $400,000 every year, over the next three years to $1.2 million.
The fund will be invested into the group's new Shanghai biotech research center, the SK Bio-Pharmaceutical Tech Shanghai Co., which was formally inaugurated in a ceremony yesterday.
SK, the Shanghai municipal government, and the R&D center, will jointly share the rights to all research developed by SK Bio-Pharmaceuticals Tech, in a 50-50 joint venture between SK Corp. and SK China, the officials said.
Additionally, some of the $400,000 biotech fund will be invested in 14 Chinese biotech R&D centers, which were selected out of about 100 candidates. "SK's bioscience investments in China will largely focus on the globalization of Chinese medicines," said a group spokesman.
In addition, SK will work with the Chinese government and Korean institutions in opening a general hospital in Beijing by June 2003, specializing in the amalgamation of Chinese and Western medicines.
To this end, a three-party joint venture entity, tentatively named SK Life Sciences, will soon be established.
SK's hospital business, to be accompanied by the fostering of medical specialists and the development of new drugs, will mark the group's initial steps towards the construction of a vertical value chain in medical services.

【05】
SK Group to take aim at improved efficiency
(Dec 19, 2002)

The SK Group, one of the largest conglomerates in Korea, has set its business goal next year to be cutting costs.

Sohn Kil-seung, chairman of the SK Group, said yesterday the group will focus on improving efficiency in operations next year. He made his remarks at a meeting with executives of SK Life Insurance, the group's insurance subsidiary.

"Without large-scale business restructuring or entry into new businesses, we can secure conditions for survival by improving efficiency in the existing businesses," Mr. Sohn said. "If we review all the practices and be faithful to principles and the basics, we will be able to cut costs by more than 20 percent."

Takeovers of companies to upgrade SK's business portfolios were completed this year, and uncertainty is expected to loom large next year, an SK official said.

"The fundamental reason why domestic companies do not get as good results as companies in advanced countries do, even while putting in the same amount of capital, is low efficiency from purchasing, production, marketing to logistics," the official said. Each subsidiary will decide on how to cut costs, improve productivity or boost added value, the official said.

McKinsey, a consulting agency, recently said that Korean companies put in 40 percent more labor than U.S. companies but get only 36 percent of what U.S. companies generate in results because of low efficiency, the official said.

SK officials said the group will concentrate on developing programs to improve productivity, such as systemizing the process of procurement or increasing purchases through online or offline bids, developing ideas to improve production management from the onsite workers, or creating manuals on the best ways to respond to situations that take place during business operations.

【06】

Oil Companies Vow Effort Against Soil Contamination
(Dec 26, 2002)

Five major oil companies yesterday made a voluntary pact with the government to conduct regular soil tests and restore land found to be polluted by oil, the Environment Ministry said.

The participating companies are SK Corporation, LG-Caltex Oil, Hyundai Oilbank, S-Oil and Inchon Oil, which control more than 90 percent of domestic oil distribution.

Under the pact, the companies will carry out inspections of their oil-related facilities every three years for the next 10 years to check for possible oil contamination.

If oil is detected surpassing permissible levels, the companies will be required to conduct a detailed inspection, map out appropriate restoration measures and report them to the Environment Ministry.

``The pact is significant in the sense that companies, which were passive in dealing with environment issues in the past, are now rolling up their sleeves to do their part for the sake of the environment,'' a ministry official said.